FOIA CONFIDENTIAL TREATMENT REQUEST

November 7, 2006

Securities and Exchange

Commission

100 F Street, NE

Washington, D.C. 20549

Attention:

Mr. Michael Fay

Mail Stop 3561

Re:

Sequa Corporation

File No. 1-804

Form 10-K: For the Year Ended December 31, 2005

Dear Mr. Fay:

On behalf of Sequa Corporation (the “Company” or “Sequa”), we hereby submit responses to the comments of the staff regarding the Company’s Form 10-K for the year ended  December 31, 2005 as set forth in your letter dated October 25, 2006 (the “Comment Letter”).

In responding to your comments, the Company acknowledges:

•

The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sequa has requested confidential treatment of a portion of its response pursuant to 17 C.F.R. 200.83.  Pursuant to such rule, we hereby provide the following information to the staff:

Company seeking confidential treatment: Sequa Corporation

Contact person: Diane C. Bunt, Senior Associate General Counsel and Corporate Secretary,

212-986-5500 x 5224 (telephone), 212-661-2189 (facsimile).

For your convenience, we have numbered the Company’s responses to the staff’s comments to correspond to numbers used in the Comment Letter.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY SEQUA CORPORATION PURSUANT TO 17 C.F.R. 200.83

Form 10-K: For the Year Ended December 31, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

1.

We have reviewed your sample disclosure provided in response to our prior comment number one. However, we do not believe that your proposed disclosures fully explain the differences in the results of operations reported by your domestic operations when compared to the results of operations reported by your foreign operations. It appears that the interest expense incurred by your domestic operations during each of the last two years has resulted in your domestic operations experiencing significant losses during periods when your foreign operations recognized income. However, we note that the results of operations reported by your domestic operations improved much more significantly than the results of operations reported by your foreign operations between fiscal years 2004 and 2005, although the interest expense incurred by your domestic operations remained relatively unchanged. In this regard, please tell us and expand your MD&A disclosures in future filings to discuss any differences in the trends (e.g. growth in sale volume, pricing, cost savings, etc.) experienced by the domestic versus foreign operations of your Aerospace, Automotive, Metal Coating and Industrial segments.

The following is a sample of the additional MD&A disclosure which the Company will include in future filings:

Income from continuing operations before income taxes was $56.9 million for the nine months ended September 30, 2006 which was comprised of $44.9 million of profits earned by Sequa’s foreign operations and $12.0 million of profits earned by Sequa’s domestic operations.  For the nine months ended September 30, 2005, Sequa’s foreign operations contributed $55.7 million of income from continuing operations before income taxes and the domestic operations incurred $11.6 million of losses from continuing operations before income taxes. The results of the domestic operations include approximately $50.5 million and $53.7 million of interest expense for the nine months ended September 30, 2006 and 2005, respectively, incurred primarily on the Senior Unsecured Notes.

The improvement in the results of the domestic operations from 2005 to 2006 primarily reflects higher operating results at the Aerospace, Metal Coating and Industrial Machinery segments as well as a reduction in corporate expenses.  The Metal Coating segment serves only the domestic market and the domestic operations of the Aerospace and Industrial Machinery segments represent a majority of each segment’s sales.  At the Aerospace segment, both domestic and foreign operations have experienced an increase in operating income, primarily as a result of sales added through long-term contracts with airline customers. At the Industrial Machinery segment, domestic operations have experienced a greater increase in operating income as compared to its foreign operations due to increased demand in the domestic graphic arts market.

The decrease in results from foreign operations is primarily attributable to decreased operating results at the Specialty Chemicals segment (which is solely comprised of foreign operations), a decrease in results at the European operation of ARC Automotive which has experienced a decline in sales volumes, start up expenses incurred by ARC Automotive to operate a new facility in China, and an increase in interest expense on foreign debt issued in December 2005.

Significant Accounting Policies and Estimates

Revenue Recognition

2.

We have reviewed your response to our prior comment number five. However, we are still unclear as to i) the nature of the deliverables under your material-by-the-hour (“MTBH”) and power-by-the-hour (“PBTH”) arrangements, ii) how the fair value of the deliverables is determined, iii) how and when the total revenue to be recognized under your arrangements is determined, and iv) your method of applying EITF 00-21 to your MTBH and PBTH contracts.  In this regard, please address each of the following matters with regard to your MTBH and PBTH arrangements:

(a)

We note that under each of your six MBTH or PBTH contracts, you provide complete overhaul services for either engines, APUs, or LRUs, as well as, additional services to keep these parts in good working order, as required.  However, it appears that you only recognize revenue in the case of a complete overhaul. Please clarify if and how you recognize revenue for any services that are not provided in connection with a complete overhaul. In addition, since such services appear to be deliverables, tell us whether you consider such deliverables to be separate units of accounting and the basis for your conclusion.

(b)

Please identify for us each of the deliverables in your MBTH and PBTH arrangements and explain to us how you have determined that there is objective and reliable evidence of the fair value of the undelivered items- as required by paragraph 9(b) of EITF 00-21. With regard to the latter, the number of undelivered overhaul and non-overhaul services appears to be indeterminate. Consequently, it is unclear how there can be objective and reliable evidence of fair value for these elements in the aggregate.

(c)

We note that an increase in engine flight hours will generally result in an increase in repair services required over the term and an increase in revenue over the contract.  In this regard, please explain to us in detail how you have determined that the amount of contract revenue is fixed and determinable as required by paragraph 11 of EITF 00-21. If the amount of contract revenue is estimated, clearly explain to us how the use of an estimate of contract revenue is appropriate under paragraph 11 of EITF 00-21.  Also explain how you can make a reasonable estimate of contract revenue in light of the long durations of the contracts.

(d)

Please explain to us why total arrangement consideration generally exceeds the aggregate fair value of all repairs estimated to be delivered, as it is not clear why a customer would pay an amount greater than the fair value of services to be received.  For each contract, tell us both the amount of total arrangement consideration and the aggregate fair value of all repairs estimated to be delivered.  In addition provide us evidence of the prices charged to other customers for similar repair services for each of your contracts.

(e)

We note that “costs are recognized on an actual basis as repaired units are delivered.” Please describe for us with much more specificity the types of costs that you are deferring up until the point that a unit is delivered. As part of your response, describe for us any costs that are not direct and incremental to a specific overhaul. For example, please discuss the costs of services that are provided as required to keep the fleet of engines, APUs, and LRUs in good working order.

Please be as detailed as necessary in your response, so that we may fully understand the accounting treatment applied to your MTBH and PBTH contractual arrangements.

We note that under each of your six MBTH or PBTH contracts, you provide complete overhaul services for either engines, APUs, or LRUs, as well as, additional services to keep these parts in good working order, as required.

(a)

(i) To clarify, of our six MBTH or PBTH arrangements three are arrangements to provide overhaul services (total contract revenue of $***) and three are arrangements to provide repair services and/or part replacement services (total contract revenue of $***).  The deliverables in our MBTH and PBTH arrangements include repair services, part replacements of specified components or engine overhaul services.  Revenue is recognized in respect of each of these three deliverables.

However, it appears that you only recognize revenue in the case of a complete overhaul. Please clarify if and how you recognize revenue for any services that are not provided in connection with a complete overhaul. In addition, since such services appear to be deliverables, tell us whether you consider such deliverables to be separate units of accounting and the basis for your conclusion.

(a) (ii) Revenue is recognized based on the fair value of the repairs performed, parts replaced and overhaul services provided upon delivery.

Please identify for us each of the deliverables in your MBTH and PBTH arrangements and explain to us how you have determined that there is objective and reliable evidence of the fair value of the undelivered items- as required by paragraph 9(b) of EITF 00-21. With regard to the latter, the number of undelivered overhaul and non-overhaul services appears to be indeterminate. Consequently, it is unclear how there can be objective and reliable evidence of fair value for these elements in the aggregate.

(b)

As noted above, the deliverables in our MBTH and PBTH arrangements include repair services, part replacements of specified components or overhaul services.  In accordance with paragraph 9 of EITF 00-21, each repair, replacement part or overhaul service is considered to be a separate unit of accounting as each has stand alone value to the customer and there is objective reliable evidence of the fair value of undelivered items.  The amount of revenue recognized is based upon the fair value of the delivered items.  The total fair value of all services and parts determined to be required over the term of the arrangement is compared to the total estimated amount billable to the customer based on the flight hour arrangement.  In accordance with paragraph 12 of EITF 00-21, the difference between the total estimated fair value of repair and overhaul services and parts to be provided and the total estimated amount billable to the customer is allocated to each deliverable based on the relative fair value of the deliverable (repairs, replacement parts or overhauls) and is recognized upon delivery.

The Company believes that the number of undelivered services is determinable as it can estimate with a high degree of certainty the number of repair services, part replacements or overhauls over the term of the contract as summarized below.  The Company develops a contract value model for each arrangement which projects the number of repairs and overhaul services to be provided and the total contract revenue.  The Company develops the model using actual experience data from the airline specific to the defined fleet, detailed guidelines in the OEM (“Original Equipment Manufacturers”) maintenance manuals, engine fleet data, and regulatory guidelines.  Repairs required due to unusual events or circumstances (such as foreign object damage) are excluded from the scope of the arrangements and are billed separately.  The Company believes Example 4 of EITF 00-21 provides guidance with respect to determining that there is objective and reliable evidence of the fair value of the undelivered items in that it refers to ‘sufficient evidence of the fair value of the maintenance services on a separate component basis as evidenced by the amount charged on a standalone basis by Company A for maintenance services and data available from which to estimate the volume and types of maintenance services provided during a typical customer’s ownership’.

Chromalloy operates in a heavily regulated industry in which scheduled repairs and overhauls for a defined fleet are determinable.  Chromalloy provides repaired and replaced parts to its customers in connection with the customer’s overhaul of large commercial engines.  Overhauls of large commercial engines are generally driven by the number of hours and cycles which accumulate on life-limited parts.  Accordingly, there are specific parts in each engine which must be repaired or replaced according to the OEM maintenance manuals (which have been approved by the FAA) at specified times.  In regard to APUs (“Auxiliary Power Units”), the airline provides information of the engine’s life between overhauls and detailed forecasted and historical maintenance plans. The fact that there are very specific guidelines as to when certain parts need to be repaired or replaced, the existence of detailed maintenance records (as required by the FAA) on each engine, significant input from the Company’s customers as to the expected number of engine hours and extensive Company experience in providing these services allows Chromalloy and the airline to reasonably determine with certainty the timing of services and the number of services during a specified period.

Using this information, Chromalloy estimates the amount of repair, overhaul and part replacement service requirements on a part by part basis.  Consistent with the guidance in paragraph 8 of EITF 00-21, Chromalloy reviews the data on a quarterly basis and updates the contract models as required and at least annually.  Since Chromalloy can predict the number of overhauls and scope of work required at each overhaul over the term of the contract, we believe the fair value of the undelivered elements is determinable.

We note that an increase in engine flight hours will generally result in an increase in repair services required over the term and an increase in revenue over the contract.  In this regard, please explain to us in detail how you have determined that the amount of contract revenue is fixed and determinable as required by paragraph 11 of EITF 00-21. If the amount of contract revenue is estimated, clearly explain to us how the use of an estimate of contract revenue is appropriate under paragraph 11 of EITF 00-21.  Also explain how you can make a reasonable estimate of contract revenue in light of the long durations of the contracts.

(c)

Per the Company’s review of paragraph 11 of EITF 00-21, the amount of total arrangement consideration must be fixed or determinable.  The total contract consideration is based on a specified billing rate per flight hour of a defined fleet.  The total flight hours of a defined fleet over a specified term are determinable based on flight and engine usage data provided by the customer.  The customers provide extensive fleet analyses which support a forecast of flight hours over the term of the arrangement.  Given the significant size of the defined fleets, volatility in the hours of the fleet as a whole is mitigated.  Given that the forecasted flight hours are based on detailed analyses provided by the customers, historical experience of engine usage and the rate per hour is specified, we believe the total contract revenue is determinable in accordance with paragraph 11 of EITF 00-21.

Please explain to us why total arrangement consideration generally exceeds the aggregate fair value of all repairs estimated to be delivered, as it is not clear why a customer would pay an amount greater than the fair value of services to be received.  For each contract, tell us both the amount of total arrangement consideration and the aggregate fair value of all repairs estimated to be delivered.  In addition provide us evidence of the prices charged to other customers for similar repair services for each of your contracts.

(d)

In all of our arrangements, the total arrangement consideration exceeds the sum of fair values of the individual repair services, overhaul services and parts estimated to be delivered under the arrangements. As discussed in (b) above, this difference is allocated to each deliverable based on the relative fair value of the deliverable (repairs, replacement parts or overhauls) and is recognized upon delivery. The staff has questioned why our airline customers would enter into a contract in which the total arrangement consideration is greater than the sum of the individual fair values of the total estimated repairs, replacement parts and overhauls services.  Management believes its airline customers enter into these types of arrangements because (1) the airlines are willing to pay for securing a contractually fixed rate per flight or engine hour for repair and overhaul costs, (2) the airlines are securing a critical supplier relationship and (3) the airlines obtain contractually imposed, reliable and fast turnaround times on repairs and overhauls.  The following is the amount of total estimated consideration by contract and the fair value of repair and overhaul services and part replacements estimated to be delivered over the term of the arrangement.

*

*

*

Confidential Treatment Requested By Sequa

(material omitted)

The following are actual examples of prices charged by the Company to other customers for similar repair services as compared to the fair value used in the accounting for each of our MBTH and PBTH contracts.

*

*

*

Confidential Treatment Requested By Sequa

 (material omitted)

We note that “costs are recognized on an actual basis as repaired units are delivered.” Please describe for us with much more specificity the types of costs that you are deferring up until the point that a unit is delivered. As part of your response, describe for us any costs that are not direct and incremental to a specific overhaul. For example, please discuss the costs of services that are provided as required to keep the fleet of engines, APUs, and LRUs in good working order.

(e)

Costs deferred until delivery represent direct costs of the repairs or overhauls performed or parts replaced within the delivered unit.  These costs include direct materials, direct labor, direct outside services and manufacturing overhead.  There are no deferred costs which are not direct or incremental to repair or overhaul services or parts provided.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 24. Segment Information and Geographic Data

3.

We have reviewed your response to our prior comment number 14, as well as, your proposed sample disclosure. However, we do not believe your proposed disclosure fully addresses the requirements of paragraph 37 of SFAS No. 131. We note that by only disclosing the revenues of products or services which represent greater than 10% of Sequa’s consolidated revenues, your proposed disclosure accounts for less than 50% of Sequa’s consolidated revenues for each of the fiscal years presented.  In addition, we note that while your proposed disclosure provides the revenues generated from sales of airbag inflators, it appears that the other products sold by your automotive segment resulted in the majority of the revenue growth of the automotive segment during the last two fiscal years.  Furthermore, we note that your proposed disclosures do not provide the revenues generated from sales of either of the major product groups of your industrial segment, although your industrial segment has experienced significant revenue growth in each of the last two fiscal years.  As your proposed disclosures both i) do not account for a significant portion of your total consolidated revenues, and ii) do not reflect product or service lines which have experienced significant growth, we believe that you should disclose the revenues from external customers for each of your major products and services, or group of similar products and services.

In future filings, the Company will expand its disclosures in accordance with paragraph 37 of SFAS No. 131 to include revenues derived from major products and services.  The following is an example of the additional disclosure:

Sales by major product and service are as follows:

	(Amounts in Thousands)

	Nine Months Ended September 30,		Three Months Ended September 30,
	2006	2005	2006	2005

Commercial Aviation Repair Services	$566,440	$433,174	$208,459	$155,096
Metal Coating	215,860	211,482	74,616	77,714
Automotive Airbag Inflators	190,223	185,946	60,677	61,803
Specialty Chemicals	157,025	167,275	53,550	53,594
Industrial Graphic Arts Equipment	90,480	68,966	33,898	23,826
Automotive Accessories	86,635	85,814	27,229	27,623
Industrial Emission Controls Equipment	59,757	53,469	16,440	13,388
Other	283,136	275,325	83,538	94,946
Total	$1,649,556	$1,481,451	$558,407	$507,990

We trust that, in providing all of the requested information and undertaking to include certain additional disclosures in our future filings, we have been responsive to the Comment Letter.  If you have any questions relating to the Company’s responses to the Comment Letter, please call me at 201-343-1122 extension 2244.

Very truly yours,

/s/ Donna M. Costello

Donna M. Costello

Vice President and Controller

cc:    Kenneth J. Binder

– Senior Vice President, Finance

Diane C. Bunt

– Secretary and Senior Associate General Counsel

Joseph Duggan

– KPMG LLP

Peter Tryhane

– Ernst & Young LLP

FOIA Office

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